EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Fixed Charges
Interest expensed and capitalized	$—	$—	$—	$—	$4,219	$1,408	$2,812
Amortization of deferred financing costs	—	—	—	—	1,157	381	772
Interest portion of rental expense (1)	551	586	722	947	1,333	512	1,086

Total Fixed Charges	$551	$586	$722	$947	$6,709	$2,301	$4,670

Earnings Available for Fixed Charges
Income before provision for income taxes	$39,016	$37,708	$77,257	$125,983	$130,397	$49,468	$77,049
Fixed charges	551	586	722	947	6,709	2,301	4,670

Total Earnings Available for Fixed Charges	$39,567	$38,294	$77,979	$126,930	$137,106	$51,769	$81,719

Ratios of Earnings to Fixed Charges	71.8x	65.3x	108.1x	134.0x	20.4x	22.5x	17.5x

(1)	One-third of rental expense is deemed by management to represent the interest portion of rental expense.